SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          NORTH AMERICAN VACCINE, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    657201109
                                 (Cusip Number)

                                 Steven D. Rubin
                         Stearns Weaver Miller Weissler
                           Alahadeff & Sitterson, P.A.
                                150 West Flagler
                              Miami, Florida 33130
                                 (305) 789-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 12, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 657201109                                  13D       PAGE 2

1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PHILLIP FROST, M.D.

2        Check the appropriate Box if a Member of a Group             (a) [X]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF              7      SOLE VOTING POWER
SHARES BENEFI-                0
CIALLY                 8      SHARED VOTING POWER
OWNED BY                      6,342,899
EACH                   9      SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH            10     SHARED DISPOSITIVE POWER
                              6,342,899

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,342,899

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.23 %

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 657201109                                  13D       PAGE 3


1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA, LIMITED PARTNERSHIP

         IRS I.D. #59-2749083

2        Check the appropriate Box if a Member of a Group             (a) [X]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA

NUMBER OF              7      SOLE VOTING POWER
SHARES BENEFI-                0
CIALLY                 8      SHARED VOTING POWER
OWNED BY                      6,342,899
EACH                   9      SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH            10     SHARED DISPOSITIVE POWER
                              6,342,899

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,342,899

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.23 %

14       TYPE OF REPORTING PERSON

         PN

CUSIP NO. 657201109                                  13D       PAGE 4


1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA CORPORATION

         IRS I.D. #59-2749057

2        Check the appropriate Box if a Member of a Group             (a) [X]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA

NUMBER OF              7      SOLE VOTING POWER
SHARES BENEFI-                0
CIALLY                 8      SHARED VOTING POWER
OWNED BY                      6,342,899
EACH                   9      SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH            10     SHARED DISPOSITIVE POWER
                              6,342,899

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,342,899

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.23%

14       TYPE OF REPORTING PERSON

         CO

                         AMENDMENT NO. 2 TO SCHEDULE 13D

        This Amendment No. 2 to Schedule 13D is filed on behalf of Phillip Frost, M.D., Frost-Nevada, Limited Partnership, a Nevada limited partnership (the "Partnership"), and Frost-Nevada Corporation, a Nevada corporation (collectively, the "Reporting Persons"). On July 20, 1991, Dr. Frost, the Partnership and IVAX Corporation, a Florida corporation ("IVAX"), jointly filed a Schedule 13D. On November 8, 1995, the Reporting Persons and IVAX filed an amendment to that statement. This Amendment No. 2 to Schedule 13D amends and updates the above-referenced statements on Schedule 13D previously filed with respect to the Common Stock, no par value (the "Shares"), of North American Vaccine, Inc. (the "Issuer").

ITEM 1.        SECURITY AND ISSUER

               The class of securities to which this statement relates is the Shares of the Issuer. The principal executive office of the Issuer is located at 12103 Indian Creek Court, Beltsville, Maryland 20705.

ITEM 2. IDENTITY AND BACKGROUND

               This Schedule 13D is being filed by the Reporting Persons. Information regarding each of the Reporting Persons is set forth below.

               Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

               The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

               Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder. David H. Moskowitz is the sole director and the sole officer of Frost-Nevada Corporation. David H. Moskowitz's present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz's principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania, 19355.

               To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost and Mr. Moskowitz are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On November 12, 1998, Dr. Frost purchased from the Issuer an aggregate principal amount of $4,250,000 of the Issuer's 4.5% Convertible Secured Notes due 2003 (the "Notes"). The Notes are convertible, pursuant to their terms at any time into Shares at a conversion price of approximately $8.54 per share. Dr. Frost's personal funds were the source of funds for the purchase of the Notes. No portion of the consideration for the purchase of the Notes was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares which underlie the Notes.

ITEM 4. PURPOSE OF TRANSACTION

               The Reporting Persons intend to maintain their interests in the securities of the Issuer (including the Notes) as an investment. The Reporting Persons may acquire additional Shares or other securities of the Issuer (subject to availability of such securities at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares (including any Shares obtained upon conversion of the Notes) in the open market or in privately negotiated transactions or otherwise depending upon the courses of action that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that possible activities of the Reporting Persons are subject to change at any time.

               Except as otherwise stated herein, no Reporting Person has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

               As of the date of this Amendment No. 2, the Reporting Persons filing this Schedule 13D beneficially owned the following Shares:

                                            AMOUNT OF SHARES
               NAME                         BENEFICIALLY OWNED          PERCENTAGE OF CLASS(1)
               ----                         ------------------          ------------------------
Phillip Frost, M.D.                              6,342,899 (2)                  18.23%

The Partnership                                  6,342,899 (2)                  18.23%

Frost-Nevada Corporation                         6,342,899 (2)                  18.23%

(1) Based on 32,208,351 Shares outstanding as of November 4, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1998 and assuming (i) for the purpose of determining the beneficial ownership, the conversion by the Partnership of 1,000,000 shares of Class A Preferred Stock into 2,000,000 Shares;
        (ii) the conversion by Dr. Frost of the Notes into 497,623 Shares; (iii) the exercise by Dr. Frost of options to purchase of 79,999 Shares which are either currently exercisable or exercisable in the next sixty (60) days; and (iv) the conversion of no other securities or the exercise of no other options of the Issuer.

(2) These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them. As of the date of this Amendment No. 2, the Partnership is the record owner of 1,767,859 Shares and 1,000,000 shares of Class A Preferred Stock which are convertible into 2,000,000 Shares. In addition, Dr. Frost is the record owner of (i) 1,997,418 Shares, (ii) options to purchase of 79,999 Shares which are either presently exercisable or exercisable in the next sixty (60) days and (iii) the Notes which are convertible into 497,623 Shares.

               Except as described herein, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the last sixty
(60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Partnership, Dr. Frost and IVAX, (collectively, the "Frost Group") entered into a Shareholders' Agreement dated January 17, 1990 with IAF BioChem International, Inc., a publicly owned Canadian pharmaceutical company ("BioChem"). Pursuant to this Shareholders' Agreement, each of the Frost Group and BioChem has agreed to nominate an equal number of directors for election to the Issuer's Board of Directors with the nominees in turn selecting one additional nominee satisfactory to all of the nominees. Pursuant to the Shareholders' Agreement, the Frost Group and BioChem have agreed to vote all of their respective Shares of the Issuer to elect to the Issuer's Board of Directors the nominees so selected.

               The Shareholders' Agreement also grants the Frost Group and BioChem mutual rights of first refusal with respect to the sale, transfer or other similar disposition of any Shares, Series A Preferred Stock or other securities of the Issuer held directly or indirectly by either of them. Such rights of first refusal will not apply, however, to transfer of such securities by the Frost Group or BioChem to their respective affiliates.

               The Shareholders' Agreement will terminate on February 28, 2000, or at such earlier date as the Frost Group and BioChem otherwise agree or the Issuer ceases to carry on business or is adjudicated bankrupt. In addition, in the event either BioChem or the Frost Group sells an aggregate of 50% or more of the Shares, Series A Preferred Stock and other Issuer securities owned by it, the selling party will lose its rights of first refusal and the provisions regarding the nomination and approval of nominees to the Issuer's Board of Directors will lapse.

               The Partnership, the Frost-Nevada Corporation, Dr. Frost and IVAX disclaim the existence of a group between themselves and BioChem.

               As of the date of this Amendment No. 2 to Schedule 13D, Dr. Frost owns options to purchase 100,000 Shares, 79,999 of which are currently exercisable or exercisable within the next sixty (60) days. Since January 1, 1992, the Issuer has granted to Dr. Frost, options to purchase 110,000

Shares at exercise prices that range from $11.75 to $15.095 (Canadian) per share. Such options were granted by the Issuer pursuant to the North American Vaccine, Inc. Stock Option Agreements Governed by the Non-Employee Director and Senior Executive Stock Option Plan, substantially in the form attached as
Exhibit 6 and are subject to the terms set forth in the Non-Employee Director and Senior Executive Stock Option Plan.

               The Issuer has also granted to Dr. Frost options to purchase an additional 60,000 Shares pursuant to the North American Vaccine, Inc. Stock Option Agreements Governed by the 1995 Non-Employee Director and Senior Executive Stock Option Plan, substantially in the form attached as Exhibit 7 at exercises prices that range from $14.125 to $24.9375 (American) per share. Such options are subject to the terms set forth in the North American Vaccine, Inc. 1995 Non-Employee Director and Senior Executive Stock Option Plan.


               On September 24, 1997, the Issuer announced that it had reached an agreement in principle to raise $25 million through a private placement of five-year, secured convertible debentures, having a 4.5% coupon rate. The Issuer also announced that a portion of the debentures were to be sold to Dr. Frost.

               On November 11, 1998, Dr. Frost executed a Subscription Agreement (the "Subscription Agreement") agreeing to purchase from the Issuer up to $4,250,000 in aggregate principal amount of the Issuer's Notes at a price equal to 100% of the principal amount thereof, subject to the Issuer's acceptance of the Subscription Agreement and any reduction in the amount subscribed to by Dr. Frost as determined by the Issuer.

               On November 12, 1998, the Issuer sent Dr. Frost a letter accepting Dr. Frost's subscription for $4,250,000 in aggregate principal amount of Notes and requesting payment of the purchase price (the "Acceptance Letter").

               The purchase price for the Notes was paid by Dr. Frost and $4,250,000 of Notes were sent by the Issuer to Dr. Frost on November 12, 1998.

               The Notes were issued pursuant to an Indenture, dated November 12, 1998, between the Issuer and Bankers Trust Company, as Trustee. The Notes are convertible at any time into Shares at a conversion price of approximately $8.54 per share. The Notes are secured by certain assets of the Issuer, otherwise subordinated in right of payment to all existing and future senior or other indebtedness of the Issuer and are redeemable by the Issuer in whole or in part, at the option of the Issuer at any time after November 13, 1999, at a purchase price equal to 100% of the outstanding principal amount, plus accrued interest. Additionally, upon a change of control of the Issuer, the Issuer will be required to offer to purchase all of the Notes then outstanding at a purchase price equal to 100% of the principal amount thereof, plus accrued interest.

               The description of the above referenced agreements contained herein are not intended to be complete and are qualified in their entirety by reference to such agreements which are attached hereto as Exhibits 3 through 10 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. The Joint Filing Agreement, dated November 25, 1998, by and among Phillip Frost, M.D., the Partnership and Frost-Nevada Corporation.

2. Power of Attorney, dated June 1, 1998, granted to Phillip Frost, M.D. by David H. Moskowitz.

3. Shareholders' Agreement, dated January 17, 1990, among BioChem, Phillip Frost, M.D., IVAX Corporation and the Partnership (incorporated by reference to Exhibit 9.1 of the Issuer's 10-K for the fiscal year ended December 31, 1997, filed on March 25,
               1998).

4. Non-Employee Director and Senior Executive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.18 of the Issuer's 10-K for the fiscal year ended December 31, 1997, filed on March 25, 1998).

5. North American Vaccine, Inc. 1995 Non-Employee Director and Senior Executive Stock Option Plan (incorporated by reference to
               Exhibit 10.26 of the Issuer's 10-K for the fiscal year ended December 31, 1997, filed on March 25, 1998).

6. Form of North American Vaccine, Inc. Stock Option Agreement Governed by the Non-Employee Director and Senior Executive Stock Option Plan by and between Phillip Frost, M.D. and the Issuer.

7. Form of North American Vaccine, Inc. Stock Option Agreement Governed by the 1995 Non-Employee Director and Senior Executive Stock Option Plan by and between Phillip Frost, M.D. and the Issuer.

8. The Subscription Agreement, dated November 11, 1998, by and between the Issuer and Phillip Frost, M.D.

9. The Acceptance Letter from the Issuer to Phillip Frost, M.D., dated November 12, 1998.

10. The Indenture, dated November 12, 1998, by and between the Issuer and the Trustee (incorporated by reference to Exhibit 99.1 of the Issuer's 8-K dated November 12, 1998 and filed on November 20,
               1998).

11. Certificate evidencing $4,250,000 in aggregate principal amount of the Notes, dated November 12, 1998, issued to Phillip Frost, M.D. by the Issuer.

                                   SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: November 25, 1998                            /S/ PHILLIP FROST, M.D.
                                                   ----------------------------
                                                   Phillip Frost, M.D.

                                                   FROST-NEVADA, LIMITED PARTNERSHIP



Date: November 25, 1998                            By:  *
                                                        --------------------------------------------
                                                        David H. Moskowitz, President of Frost-
                                                        Nevada Corporation, General Partner


                                                   FROST-NEVADA CORPORATION


Date: November 25, 1998                            By:  *
                                                        --------------------------------------------
                                                        David H. Moskowitz, President, Director





*By: /S/ PHILLIP FROST, M.D.
     -----------------------------
         Phillip Frost, M.D.
        (Attorney-in-fact pursuant
        to Power of Attorney)

                                 EXHIBIT INDEX

1. The Joint Filing Agreement, dated November 25, 1998, by and among Phillip Frost, M.D., the Partnership and Frost-Nevada Corporation.

2. Power of Attorney, dated June 1, 1998, granted to Phillip Frost, M.D. by David H. Moskowitz.

6. Form of North American Vaccine, Inc. Stock Option Agreement Governed by the Non-Employee Director and Senior Executive Stock Option Plan by and between Phillip Frost, M.D. and the Issuer.

7. Form of North American Vaccine, Inc. Stock Option Agreement Governed by the 1995 Non-Employee Director and Senior Executive Stock Option Plan by and between Phillip Frost, M.D. and the Issuer.

8. The Subscription Agreement, dated November 11, 1998, by and between the Issuer and Phillip Frost, M.D.

9. The Acceptance Letter from the Issuer to Phillip Frost, M.D., dated November 12, 1998.

11. Certificate evidencing $4,250,000 in aggregate principal amount of the Notes, dated November 12, 1998, issued to Phillip Frost, M.D. by the Issuer.